________________________________________________________________________________


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549



                                  FORM 11- K

              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1999

                          COMMISSION FILE NO. 1-7410


                     MELLON 401(k) RETIREMENT SAVINGS PLAN

                            One Mellon Bank Center
                               500 Grant Street
                           Pittsburgh, PA 15258-0001

             (Full title of the Plan and the address of the Plan)

                         MELLON FINANCIAL CORPORATION
                            One Mellon Bank Center
                               500 Grant Street
                           Pittsburgh, PA 15258-0001

                       (Name of issuer of the securities
                       held pursuant to the Plan and the
                  address of its principal executive office)

[LOGO OF KPMG]

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                      Financial Statements and Schedules

                          December 31, 1999 and 1998

                  (With Independent Auditors' Report Thereon)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN



                                Table of Contents

                                                                         Page
Independent Auditors' Report                                                1

Statements of Net Assets Available for Plan Benefits                        2

Statements of Changes in Net Assets Available for Plan Benefits             3

Notes to Financial Statements                                               4


Schedule

1   Assets Held for Investment Purposes (at the end of the plan year)      15

Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), have been omitted because there is no information to report.

[LOGO OF KPMG]

                             [LETTERHEAD OF KPMG]


                         Independent Auditors' Report


Corporate Benefits Committee
Mellon Financial Corporation:


We have audited the accompanying statements of net assets available for plan benefits of the Mellon 401(k) Retirement Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Mellon 401(k) Retirement Savings Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule included as Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                         /s/ KPMG LLP


May 15, 2000

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

             Statements of Net Assets Available for Plan Benefits

                          December 31, 1999 and 1998

                          Assets                                                1999                   1998
                                                                          ---------------        ---------------
Investments, at fair value (notes 3 and 5):
    Collective trust funds                                                $     8,972,186              6,343,826
    Registered investment companies                                           651,191,827            556,192,223
    Common stock                                                              431,214,485            442,205,569
    Loans to participants                                                      24,524,630             23,770,795
                                                                          ---------------        ---------------
                   Total investments                                        1,115,903,128          1,028,512,413

Contributions receivable:
    Employer contributions made pursuant to employee
       salary reduction agreements                                              1,450,088              1,460,485
Pending investment sales and other receivables                                  4,371,531              4,086,850
                                                                          ---------------        ---------------
                   Total assets                                             1,121,724,747          1,034,059,748

                          Liabilities
Pending investment purchases and other payables                                   896,542              1,245,507
                                                                          ---------------        ---------------
                   Net assets available for plan benefits (note 7)        $ 1,120,828,205          1,032,814,241
                                                                          ===============        ===============

See accompanying notes to financial statements.

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                    Years Ended December 31, 1999 and 1998

                                                                                 1999                    1998
                                                                          -----------------         --------------
Contributions:
    Employer matching contributions                                       $      13,335,144             12,085,881
    Employer contributions made pursuant to employee
       salary reduction agreements                                               40,804,953             37,622,774
    Rollover contributions                                                        2,621,647              3,917,072
                                                                          -----------------         --------------
                   Total contributions                                           56,761,744             53,625,727

Investment income:
    Net appreciation in fair value of investments (note 5)                       65,776,457            123,279,330
    Collective trust funds income                                                   441,243                347,403
    Registered investment companies income                                       11,787,137             12,817,075
    Dividends from common stock                                                   9,955,612              9,011,274
    Interest income on loans to participants                                      2,051,623              1,829,200
                                                                          -----------------         --------------
                   Total investment income                                       90,012,072            147,284,282

Participants' withdrawals                                                       (71,128,517)           (71,652,422)
                                                                          -----------------         --------------
                   Net increase                                                  75,645,299            129,257,587

Net transfers to the Plan (note 8)                                               12,368,665             33,755,795
Net assets available for plan benefits (note 7):
    Beginning of year                                                         1,032,814,241            869,800,859
                                                                          -----------------         --------------
    End of year                                                           $   1,120,828,205          1,032,814,241
                                                                          =================         ==============

See accompanying notes to financial statements.

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998



(1)    Description of the Plan

       The following description of the Mellon 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a)    General

              The Plan is a defined contribution plan established to cover the employees of substantially all subsidiaries of Mellon Financial Corporation (the Corporation) who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

              The Plan is administered by the Corporate Benefits Committee (the Committee), all of whose members consist of the heads of the Human Resources, Legal and Finance Departments of the Corporation and one member who is appointed by the Chief Executive Officer of the Corporation. The Committee is the Named Fiduciary and the Plan Administrator. Administrative costs arising under the Plan, other than fees charged by the mutual funds, are paid by the Corporation. The members of the Committee receive no remuneration from the Plan with respect to their service in such capacity. A separate committee, the Benefits Investment Committee, whose members consist of the Chief Financial Officer of the Corporation and four other members appointed by the Chief Executive Officer of the Corporation, has been assigned certain fiduciary duties with respect to Plan investments. Mellon Bank, N.A. is the Trustee.

              Participants in the Plan have the option of investing their contributions through salary deferrals to one or more of the following mutual funds (note 3): Dreyfus Institutional Prime Money Market Fund, Dreyfus Bond Market Index Fund, Dreyfus BASIC S&P 500 Stock Index Fund, Dreyfus Disciplined Stock Fund, Dreyfus Premier Small Company Fund, Founders Worldwide Growth Fund, Dreyfus LifeTime Portfolios, Inc. - Income Portfolio, Dreyfus LifeTime Portfolios, Inc. - Growth and Income Portfolio and Dreyfus LifeTime Portfolios, Inc. - Growth Portfolio or the Dreyfus-Certus Stable Value Fund, which is a collective trust fund. Also, as of April 1999, participants were able to invest their contributions in Mellon Financial Corporation Common Stock.

              The Loan Fund is comprised of loans to participants. Employer matching contributions and employer discretionary contributions, if any, are invested in Mellon Financial Corporation Common Stock.

              Participant account balances include salary reduction, employer matching and employer discretionary contributions. In the event the Plan is terminated, such account balances shall be distributed to the participants.

                                                                     (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


       (b)    Contributions

              An eligible employee of the Corporation may become a participant in the Plan following completion of one year of service. Employees hired prior to February 1, 1995, were eligible to participate in the Plan on the date of employment.

              Salary reduction contributions may be made at a rate of one to sixteen percent of the employee's base compensation, less other pre-tax benefits, but may not exceed the annual dollar limit prescribed by the tax laws ($10,000 in 1999 and 1998). Employees may change the rate of contribution or discontinue contributions at any time.

              Participants may rollover amounts representing distributions from other qualified retirement plans.

              Salary reduction contributions and employer matching contributions are subject to the nondiscrimination requirements imposed under Internal Revenue Code (IRC) sections 401(k) and 401(m). In addition, special rules imposed by IRC section 415 limit the amount of contributions that may be allocated to the account of each participant.

              Semimonthly, the Corporation makes a matching contribution to the Plan in an amount equal to fifty percent of the first 6% of each participant's salary reduction contribution, provided that the matching contribution shall not exceed $3,000 per year for any individual participant. The Corporation's matching contributions are made in the Corporation's common stock based upon the three-day average close of the New York Stock Exchange.

              The Corporation is permitted to make discretionary contributions, as determined and authorized by the Board of Directors. Discretionary contributions would be allocated to each eligible participant's accounts and may be made either in cash or invested in Mellon Financial Corporation Common Stock. There were no discretionary contributions during the years ended December 31, 1999 and 1998.

       (c)    Vesting

              Participants are fully vested in their salary reduction contributions and the Corporation's matching contributions upon entering the Plan. Balances of participants who were in the former Dreyfus Profit-Sharing Plan as of September 1, 1996, were merged into the 401(k) Retirement Savings Plan (note 8). Those participant balances are subject to the vesting schedule in the former Dreyfus Profit-Sharing Plan. Under that schedule, participants will be fully vested after completing five years of service. While former Dreyfus Profit-Sharing Plan participants may not be vested in their balances under that plan, they are fully and immediately vested in Mellon matching contributions attributable to 401(k) deferrals.

                                                                     (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


       (d)    Forfeitures

              Forfeitures are applicable only to the former Dreyfus Profit-Sharing Plan participants who have not completed 5 years of service prior to their termination of employment. If the participant is not fully vested at the employment termination date, the non-vested contribution is forfeited. At December 31, 1999, the forfeited nonvested accounts that were unallocated to participants totaled $31,989 ($69,264 in 1998). These accounts will be used to reduce future employer contributions. Also, in 1999, employer contributions were reduced by $345,000 ($713,000 in 1998) from forfeited nonvested accounts.

       (e)    Distributions

              Upon retirement or termination of employment, participants may elect to receive a distribution of their vested account balances. The Plan also permits distributions in the event of the participant's permanent disability. Special withdrawal rules apply with respect to the accounts of participants who were participants in The Boston Company, Inc. Employee Savings Plan which was merged with and into the Plan effective January 1, 1998 (note 8).

       (f)    Loans to Participants

              Loans are made available to all requesting participants in amounts up to the lesser of (a) $50,000 or (b) one-half of the participant's account which is not attributable to employer matching contributions or discretionary contributions. Such loans are repaid in periodic installments through payroll deduction. Loan repayments of both principal and interest are invested by the Trustee among the available investment funds in the same proportions as the participant's salary reduction contributions are invested. The loan interest rate is one percentage point above the prime rate published in the Wall Street Journal.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Financial Statements

              The accompanying financial statements have been prepared on the accrual basis of accounting. Amounts payable to participants terminating participation in the Plan are included as a component of net assets available for plan benefits (note 7). The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

                                                                     (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


       (b)    Investments

              Investments in common stock traded on securities exchanges and investment companies are valued at their last reported sales price on the last business day of the Plan year. Investments in collective trust funds are valued at the net asset value of the respective funds on the last day of the Plan year.

              Purchases and sales of securities are reflected on a trade-date accounting basis.

              In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for plan benefits.

              Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

(3)    Investment Programs

       Mellon Bank, N.A., a subsidiary of the Corporation, acts as Trustee under a declaration of trust providing for the establishment, management, investment and reinvestment of the Plan's assets. The funds listed below were the investment options for salary reduction contributions as of December 31, 1999. Any of these funds may be invested in short-term debt obligations of any nature or held in cash pending investment or distribution. The assets that comprise these funds may be invested in registered investment companies or collective trust funds.

       Collective Trust Fund:

              Dreyfus-Certus Stable Value Fund

              The objective of this fund is to create current income and maintain stability of principal by investing in investment contracts with life insurance companies or commercial banks that meet established credit standards, debt securities backed by the U.S. government or its agencies and short-term money market instruments.

       Registered Investment Companies:

       (a)    Dreyfus Institutional Prime Money Market Fund

              The objective of this fund is to invest in high-grade, short-term obligations paying a fixed rate of return and commonly referred to as money market securities.

                                                                     (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


       (b)    Dreyfus Bond Market Index Fund

              The objective of this fund is to match the performance of the Lehman Brothers Government/Corporate Bond Index by investing 80% of the Fund's assets in U.S. government obligations and fixed-rate investment grade securities that are included in this benchmark index. The remaining 20% can be invested in government securities and corporate securities.

       (c)    Dreyfus BASIC S&P 500 Stock Index Fund

              The objective of this fund is to match the performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500), which is a leading measure of the value of the nation's largest corporations. The fund invests in all 500 stocks in the S&P 500 in proportion to their weighting in the Index.

       (d)    Dreyfus Disciplined Stock Fund

              The objective of this fund is to out perform the S&P 500 on a consistent basis by investing primarily in equity securities. The fund typically invests 65% of its assets in equity securities and no more than 20% of its assets in money market securities.

       (e)    Dreyfus Premier Small Company Stock Fund

              The objective of this fund is to consistently outperform the Russell 2500 Stock Index, while maintaining a similar level of risk. This fund primarily invests in small capitalization stocks that generally range from $100 million to $1.5 billion in market capitalization.

       (f)    Founders Worldwide Growth Fund

              The objective of this fund is to invest at least 65% of its assets in growth companies in at least three foreign countries. This fund strives to represent a variety of world markets and will have no more than half of its total assets invested in the securities of any one foreign country. This fund replaced the Warburg-Pincus International Equity Fund as of April 1, 1999. All balances invested in the Warburg-Pincus International Equity Fund were automatically transferred to this Fund.

                                                                     (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998



       (g)    Dreyfus LifeTime Portfolios, Inc.

              The following three investment portfolios are provided:

                  Income Portfolio

                  The objective of this fund is to maximize income by investing in common stock, fixed-income securities and short-term money market instruments.

                  Growth and Income Portfolio

                  The objective of this fund is to seek a combination of growth and income by investing in both equity securities and fixed-income securities, with up to 15% of its assets in international securities.

                  Growth Portfolio

                  The objective of this fund is to create capital appreciation by investing in both equity securities and fixed-income securities, with up to 25% of its assets invested in international securities.

       Common Stock:

              Mellon Financial Corporation common stock

              The objective of the common stock fund is to provide the participant an opportunity to own shares of the Corporation's common stock. A common stock investment in a single company is subject to the ups and downs of the stock market, as well as the company's performance and its long term financial prospects.

              On April 20, 1999, the Corporation announced a two-for-one split of the Corporation's common stock. The two-for-one stock split was structured as a stock dividend of one additional share of common stock paid on each issued share of common stock. The additional shares resulting from the split were allocated on May 17, 1999, to shareholders of record at the close of business on May 3, 1999.

       There can be no assurance that the stated objective of any of the funds can be achieved.

                                                                     (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


       All salary reduction contributions are invested at the direction of the participant in one or more of the established funds or in any common collective or investment company fund selected by the Benefit Investment Committee having a stated investment objective consistent with the objectives of any of the investment funds under the Plan. Also, as of April 1999, participants were able to invest their contributions in Mellon Financial Corporation Common Stock.

       Employer matching and discretionary contributions, if any, are invested in the Corporation's common stock.

       The Loan Fund represents a separate fund that is administered by the Trustee in connection with loans to participants of the Plan. The amount of each loan is transferred from one or more of the investment funds as described in the Plan document in the same proportion that the participant's interest in such funds bears to the participant's aggregate interest in all such investment funds.



(4)    Federal Income Taxes

       The Plan received a favorable determination letter from the Internal Revenue Service (IRS) dated February 25, 1999, which stated that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is designed and is currently being operated in conformity with the applicable requirements of the Code. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.



(5)    Investments

       In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

                                                                     (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998



     Investments of each fund as of December 31, 1999, were as follows:

                                                                                   Total investments
                                                                       ---------------------------------------
                           Fund                                               1999                   1998
                                                                       ----------------         --------------
     Dreyfus-Certus Stable Value Fund                                  $      8,972,186              6,343,826
                                                                       ----------------         --------------
                        Total collective trust funds                          8,972,186              6,343,826
     Dreyfus Institutional Prime Money Market Fund                           95,295,363  *          85,096,304  *
     Dreyfus LifeTime Portfolio, Inc. - Income Portfolio                      4,141,841              4,895,004
     Dreyfus LifeTime Portfolio, Inc. - Growth
         and Income Portfolio                                                84,385,139  *          84,852,377  *
     Dreyfus LifeTime Portfolio, Inc. - Growth Portfolio                     24,529,982             18,996,913
     Dreyfus Premier Small Company Stock Fund                                31,584,530             29,759,505
     Dreyfus BASIC S&P 500 Stock Index Fund                                 212,955,282  *         173,256,048  *
     Dreyfus Disciplined Stock Fund                                         145,202,181  *         115,547,384  *
     Dreyfus Bond Market Index Fund                                          27,649,192             29,668,453
     Founders Worldwide Growth Fund                                          25,448,317                     --
     Warburg-Pincus International Equity Fund                                        --             14,120,235
                                                                       ----------------         --------------

                        Total registered investment companies               651,191,827            556,192,223


     Mellon Financial Corporation Common Stock                              431,214,485  *         442,205,569  *


     Loans to participants                                                   24,524,630             23,770,795
                                                                       ----------------         --------------
                        Total investments                              $  1,115,903,128          1,028,512,413
                                                                       ================         ==============

     * Investments greater than 5% of net assets available for plan benefits at the end of the plan year.

                                                                     (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998



       During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $65,776,457 and $123,279,330, respectively, as follows:

                                                                         1999                      1998
                                                                    ---------------          --------------->
               Registered investment companies                      $    69,570,078               71,334,626
               Common stock                                              (3,793,621)              51,944,704
                                                                    ---------------          ---------------
                                                                    $    65,776,457              123,279,330
                                                                    ===============          ===============

(6)    Nonparticipant-directed Investments

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                                         December 31,
                                                                           ---------------------------------------
                                                                                 1999                    1998
                                                                           ---------------          --------------
               Net assets:
                 Common stock                                              $   431,214,485             442,205,569
                                                                           ===============          ==============

                                                                                             Year ended
                                                                                             December 31,
                                                                              ---------------------------------------
                                                                                     1999                 1998
                                                                              ---------------          --------------
               Changes in net assets:
                  Contributions *                                             $    14,639,329              12,085,881
                  Dividends                                                         9,955,612               9,011,274
                  Net (depreciation) appreciation                                  (3,793,621)             51,944,704
                  Participant withdrawals                                         (24,737,710)            (33,304,404)
                  Net transfers to participant-directed investments                (7,054,694)             (2,732,957)
                                                                              ---------------------------------------
                                                                              $   (10,991,084)             37,004,498
                                                                              =======================================

               * As of April 1999, participants were able to invest their contributions in Mellon Financial Corporation Common Stock. Participant contributions and rollovers to this Fund in 1999 totaled $1,304,185.

                                                                     (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998



(7)    Reconciliation of Financial Statements and Form 5500

       The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                       December 31,
                                                                         ---------------------------------------
                                                                              1999                    1998
                                                                         ---------------         ---------------
         Net assets available for benefits per the
             financial statements                                        $ 1,120,828,205           1,032,814,241
         Amounts allocated to withdrawing
             participants                                                     (5,367,819)             (4,179,843)
                                                                         ---------------         ---------------
         Net assets available for benefits per the
             Form 5500                                                   $ 1,115,460,386           1,028,634,398
                                                                         ===============         ===============

       The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500

                                                                   Year ended
                                                                  December 31,
                                                                      1999
                                                               ---------------

       Benefits paid to participants per the financial
           statements                                          $   71,128,517
       Add: Amounts allocated to withdrawing
           participants at December 31, 1999                        5,367,819
       Less:  Amounts allocated to withdrawing
           participants at December 31, 1998                       (4,179,843)
                                                               ---------------
       Benefits paid to participants per the Form
           5500                                                $   72,316,493
                                                               ===============

(8)    Plan Merger

       On August 20, 1996, the Board of Directors of the Corporation resolved that The Dreyfus Corporation Retirement Profit-Sharing Plan (the Profit-Sharing Plan), a plan maintained by a subsidiary of the Corporation, be merged with and into the Mellon 401(k) Retirement Savings Plan with the Plan being the surviving plan. The merger was effective September 1, 1996, but the merger of the plan assets did not occur until 1997.

                                                                     (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998



       On May 20, 1997, the Board of Directors of the Corporation resolved that The Boston Company Employee Savings Plan (the Savings Plan), a plan maintained by a subsidiary of the Corporation, be merged with and into the Mellon 401(k) Retirement Savings Plan with the Plan being the surviving plan. The plan merger was effective January 1, 1998, and the merger of the plan assets occurred in March 1998.

       On May 18, 1999, the Board of Directors of the Corporation resolved that the Employee Savings and Profit Sharing Plan of United National Bank (the Savings and Profit Sharing Plan), a plan maintained by a subsidiary of the Corporation, be merged with and into the Mellon 401(k) Retirement Savings Plan with the Plan being the surviving plan. The plan merger was effective July 1, 1999, and the merger of the plan assets occurred in July 1999. As of the date of merger, the net assets in the Savings and Profit Sharing Plan approximated $12,370,000.

                                                                      Schedule 1


                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                                EIN: 25-1233834

                               Plan Number: 001

         Assets Held for Investment Purposes (at end of the plan year)

                               December 31, 1999

          Identity of issue, borrower,                                                                                    Current
            lessor or similar party                         Description of investment                    Cost              value
       -------------------------------    ------------------------------------------------------    --------------    --------------
                                                          Common/Collective Trust Funds
*      Mellon Bank, N.A                   Dreyfus-Certus Stable Value Fund                          $       N/A           8,972,186
                                                                                                                      --------------
                                                   Total common/collective trust funds                                    8,972,186

                                                  Registered Investment Companies

*      Mellon Bank, N.A.                  Dreyfus LifeTime Portfolios, Inc. - Growth
                                            & Income Portfolio                                              N/A          84,385,139
*      Mellon Bank, N.A.                  Dreyfus LifeTime Portfolios, Inc. - Growth Portfolio              N/A          24,529,982
*      Mellon Bank, N.A.                  Dreyfus LifeTime Portfolios, Inc. - Income Portfolio              N/A           4,141,841
*      Mellon Bank, N.A.                  Dreyfus Premier Small Company Stock Fund                          N/A          31,584,530
*      Mellon Bank, N.A.                  Dreyfus Basic S&P 500 Index Fund                                  N/A         212,955,282
*      Mellon Bank, N.A.                  Dreyfus Disciplined Stock Fund                                    N/A         145,202,181
*      Mellon Bank, N.A.                  Dreyfus Bond Market Index Fund                                    N/A          27,649,192
*      Mellon Bank, N.A.                  Dreyfus Institutional Prime Money Market Fund                     N/A          95,295,363
*      Mellon Bank, N.A.                  Founders Worldwide Growth Fund                                    N/A          25,448,317
                                                                                                                      --------------
                                                  Total registered investment companies                                 651,191,827

                                                             Common Stock

*      Mellon Financial Corporation       Mellon Financial Corporation Common Stock                   143,109,353       431,214,485
                                                                                                                      --------------
                                                  Total common stock                                                    431,214,485

                                                                     (Continued)

                                                                      Schedule 1

                                 MELLON 401(K)
                            RETIREMENT SAVINGS PLAN

                                EIN: 25-1233834

                               Plan Number: 001

         Assets Held for Investment Purposes (at end of the plan year)

                               December 31, 1999

             Identity of issue, borrower,                                                                                 Current
               lessor or similar party                     Description of investment                    Cost              value
           -------------------------------     --------------------------------------------------   --------------  ----------------
                                                                   Loans
     *     Participants                        Participant loans with various rates of interest
                                                       and various maturity dates                    $        --         24,524,630
                                                                                                                    ----------------
                                                              Total loans                                                24,524,630
                                                                                                                    ---------------
                                                              Total investments                                     $ 1,115,903,128
                                                                                                                    ===============
*  Party-in-interest


N/A - This information is not required by ERISA or the DOL to be reported for participant-directed investments.

See accompanying independent auditors' report.

                             [LETTERHEAD OF KPMG]



              Consent of Independent Certified Public Accountants


The Board of Directors
Mellon Financial Corporation:


We consent to incorporation by reference in the Registration Statements (Nos. 333-75605 and 333-16745) on Form S-8 of Mellon Financial Corporation of our report dated May 15, 2000, that is included in the December 31, 1999, Annual Report on Form 11-K of the Mellon 401(k) Retirement Savings Plan.



                                         /s/ KPMG LLP


June 14, 2000

                                   Signature
                                   ---------


Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Mellon 401(K) Retirement Savings Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                            Mellon 401(K) Retirement
                                            Savings Plan

                                            /s/ Steven G. Elliott
                                       By:  _____________________________
                                            Steven G. Elliott
                                            Sr. Vice Chairman and Chief
                                            Financial Officer of Mellon
                                            Financial Corporation & Member
                                            of the Corporate Benefits Committee

Date: June 14, 2000